UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September, 2011

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

*	The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Regulated Information

Executive Management Changes

September 12, 2011 – 8:00 a.m. CET

DELHAIZE GROUP CREATES DELHAIZE EUROPE ORGANIZATION

AND APPOINTS EXECUTIVES TO LEAD EUROPEAN AND BELGIAN OPERATIONS

BRUSSELS, Belgium, September 12, 2011 - Delhaize Group (Euronext Brussels: DELB - NYSE: DEG), the Belgian international food retailer, announced today the creation of a Delhaize Europe organization that will be led by Stéfan Descheemaeker. Additionally, Dirk Van den Berghe, currently serving as Senior Vice President Logistics, Procurement and Quality of Delhaize Belgium, is appointed Chief Operating Officer of Delhaize Belgium. Effective January 1, 2012, he will become Chief Executive Officer of Delhaize Belgium and succeed Michel Eeckhout who will continue as Executive Vice President of Delhaize Group and member of its Executive Committee, supporting key growth projects of the group.

Delhaize Europe

Effective January 1, 2012, Delhaize Group is setting up a new organization called Delhaize Europe that will encompass the operations of Delhaize Belgium and Southeastern Europe. Delhaize Europe’s objectives are to increase the collaboration between the European operating companies, fully leverage the scale of the European operations and generate cost savings and facilitate the sharing of best practices so as to provide a stronger platform for local, regional as well as global growth. Delhaize Europe’s operating companies will benefit from Delhaize Europe’s regional support services including areas of finance, human resources, legal, IT and procurement.

Delhaize Europe will be led by Stéfan Descheemaeker, currently Executive Vice President and Chief Financial Officer of Delhaize Group and member of the Delhaize Group Executive Committee. A search to replace him as Chief Financial Officer is currently ongoing.

As from January 1, 2012, Delhaize Belgium, and Delhaize Group Southeastern Europe will report directly to Stéfan Descheemaeker who will continue to serve as Executive Vice President of Delhaize Group and member of its Executive Committee.

Delhaize Southeastern Europe

Kostas Macheras, will, as a member of the Delhaize Group Executive Committee, continue to lead the Southeastern Europe operations in his capacity of Chief Executive Officer of the region. Kostas Macheras is a seasoned and successful food retail executive who will fully leverage the new organisation to foster our growth in that part of Europe. Kostas Macheras will report to Stéfan Descheemaeker as from January 1, 2012.

Delhaize Belgium

As of January 1, 2012, Dirk Van den Berghe will become Chief Executive Officer of Delhaize Belgium, reporting to Stéfan Descheemaeker. Effective today, Dirk Van den Berghe is appointed Chief Operating Officer of Delhaize Belgium, reporting to Michel Eeckhout, Chief Executive Officer until the end of 2011. In this role, Dirk Van den Berghe will be responsible for retail, procurement and wholesale operations, strategy, marketing, communication, corporate development and logistics. Dirk Van den Berghe has served in different countries and positions across the Group, most recently as Senior Vice President Logistics, Procurement and Quality of Delhaize Belgium.

In his position as Executive Vice President of Delhaize Group and member of its Executive Committee, Michel Eeckhout will continue to serve the group and contribute to key growth projects. He has successfully led Delhaize Belgium since July 2007.

Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group, said: “The creation of Delhaize Europe is an important step for Delhaize Group fully in line with our New Game Plan strategy. The growth of our European operations, especially after the recent acquisition of Delta Maxi in Southeastern Europe and our learnings with the Delhaize America organization set up in early 2010, have convinced us to set up this structure dedicated to fully leverage the scale of the business, create synergies and share best practices while taking into account cultural and local differences in the region. The resulting benefits will provide additional resources to the European operating companies in support of their go-to-market strategies. I know the Group can count on Stéfan’s demonstrated skills in performance, growth and cost management to successfully lead this new organization into the future.”

With respect to Delhaize Belgium Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group, said: “I want to thank Michel for his many years of leadership at Delhaize Belgium achieving a very successful price re-positioning and further strengthening the efficiency of the organization. These are solid foundations on which Dirk Van den Berghe and his Belgian team can continue to build, fully benefiting from their intimate knowledge of the organization.”

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in eleven countries on three continents. At the end of the second quarter of 2011, Delhaize Group’s sales network consisted of 2 842 stores. In 2010, Delhaize Group posted EUR 20.8 billion (USD 27.6 billion) in revenues and EUR 574 million (USD 762 million) in net profit (Group share). At the end of the second quarter of 2011, Delhaize Group employed approximately 143 000 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

» Contacts

Geert Verellen: + 32 2 412 83 62

Aurélie Bultynck: +32 2 412 83 61

Saskia Dheedene: + 32 2 412 96 11

Steven Vandenbroeke (media): +32 2 412 86 69

Amy Shue (U.S. investors): +1 704 633 82 50 (ext. 2529)

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, expected costs savings under the New Game Plan, strategic options, future strategies and the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance,” “outlook,” “projected,” “believe,” “target,” “predict,” “estimate,” “forecast,” “strategy,” “may,” “goal,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: September 13, 2011	By:	/s/ G. Linn Evans
G. Linn Evans
Senior Vice President